

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Feng Tian
Chairman, President and Chief Executive Officer
Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

> **Re: Ambrx Biopharma Inc.**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9 & 10.10**
> **Filed May 28, 2021**
> **File No. 333-256639**

Dear Dr. Tian:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance